Exhibit 99

Cementos Pacasmayo S.A.A. Announces Resolutions Adopted at the Annual Shareholders’ Meeting

LIMA, Peru--(BUSINESS WIRE)--March 22, 2012--Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) in accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, notifies the following:

The Annual Shareholder’s meeting held on March 20, 2012 at 10:00 am (Peruvian time), approved:

1) by majority vote:

- the Annual Report;

- Audited Consolidated Financial Statements and External Auditor’s Report for the fiscal year ended December 31, 2011;

- approval of the Financial Statements prepared under International Financial Reporting Standards (IFRS).

2) unanimously the following:

- designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young, as the external auditors of the Company for fiscal year 2012;

- ratification of the distribution of dividends during fiscal year 2011;

- application of fiscal year 2011 profits and delegation to the Board of Directors of the authority to decide the distribution of dividends on account of fiscal year 2012 earnings;

The Annual Shareholder’s meeting appreciated the report of the results of the Company’s ADR Program.

About the Company

Cementos Pacasmayo is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. It is among the most profitable publicly-listed cement manufacturers in the world, based on operating margins over the past three years. With more than 54 years of operating history, the company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/.

CONTACT:
In Lima:
Cementos Pacasmayo Investor Relations
Manuel Ferreyros, CFO
Ignacio Martinelli, Analyst
Tel: 511-317-6000 ext. 2367
E-mail: irpacasmayo@cpsaa.com.pe
or
In New York:
i-advize Corporate Communications, Inc.
Rafael Borja or Melanie Carpenter
Tel: 212-406-3693
E-mail: rborja@i-advize.com